Exhibit 12

OWENS-ILLINOIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

		Three months ended March 31,
		2010	2009

Earnings from continuing operations before income taxes		$128.6	$90.0
Less:	Equity earnings	(12.5)	(13.6)
Add:	Total fixed charges deducted from earnings	57.9	49.6
	Proportional share of pre-tax earnings of 50% owned associates	6.8	3.4
	Dividends received from equity investees	18.0	6.9

	Earnings available for payment of fixed charges	$198.8	$136.3

Fixed charges (including the Company’s proportional share of 50% owned associates):

	Interest expense	$53.4	$45.7
	Portion of operating lease rental deemed to be interest	1.6	1.5
	Amortization of deferred financing costs and debt discount expense	2.9	2.4

	Total fixed charges deducted from earnings and fixed charges	$57.9	$49.6

Ratio of earnings to fixed charges		3.4	2.7